EXHIBIT 99.1

Mynaric receives order from Loft Federal for CONDOR Mk3 optical communications terminals to support NExT – SDA’s Experimental Testbed

02.05.2023 / 14:00 CET/CEST

The issuer is solely responsible for the content of this announcement.

LOS ANGELES, May 2, 2023 –  Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective and scalable laser communications products, today announced that it entered into a definitive agreement for the sale of CONDOR Mk3 terminals to Loft Federal, a subsidiary of Loft Orbital. Loft Federal was selected to produce, deploy and operate NExT – the Space Development Agency's (SDA) Experimental Testbed and will use the terminals to support secure and reliable communications. Terminal deliveries are primarily scheduled for the first half of 2024. The order announced today was received in late 2022 and was already accounted for in the previously disclosed optical communications terminal backlog as of December 31, 2022.

“The CONDOR Mk3 terminal enables us to provide reliable performance on Longbow, our turnkey satellite platform,” said John Eterno, General Manager at Loft Federal. “By using technologies like these that are commercial and produced at scale, we can deliver fast and simple operations on orbit for SDA NExT.”

NExT – SDA’s Experimental Testbed will demonstrate warfighter utility of emerging mission partner satellite payloads prior to potential incorporation in future tranches. The program will leverage the low latency data transfer and beyond line-of-sight command and control infrastructure established by the Proliferated Warfighter Space Architecture to field and connect additional space vehicles with different mission payload configurations.

“We look forward to working with Loft Federal on this key U.S. Government project and demonstrating the advantages of laser communications for transmitting high volumes of critical data when and where it is needed,” said Tina Ghataore, Chief Commercial Officer of Mynaric. “Laser communications technology is critical to the network infrastructure in the proliferated low earth orbit environment and beyond and we applaud the U.S. Government for leading the adoption of the technology.”

Mynaric’s CONDOR Mk3 optical communications terminal is specifically designed as a key communication and data transfer system built for mass deployment as part of government and commercial satellite constellations and offers full compatibility with the Space Development Agency’s (SDA) interoperability standard. It has previously been selected by Northrop Grumman for the SDA’s Tranche 1 Transport and Tracking Layers, by Capella Space for commercial synthetic aperture radar (SAR) satellites, by WARPSPACE for a satellite data relay network and others. It’s predecessor, the CONDOR Mk2, was recently delivered to Telesat Government Solutions as part of the DARPA Blackjack program. In addition, Mynaric was named a key development partner for Phase 1 of DARPA’s Space-BACN program extending the company’s success in the U.S. Government satellite communication market.

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About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.

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